[redacted]

05040292

COMMISSION
549

VF 3-29-05 ER

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50146

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D M Keck Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Lake Drive East, Suite 100
(No. and Street)

Cherry Hill, New Jersey 08002
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 179

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Keck 856-873-5325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woodworth & St. John, L.L.C.
(Name – *if individual, state last, first, middle name*)

704C East Main Street, Moorestown, NJ 08057
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25
3/30

WOODWORTH & ST. JOHN L.L.C.
Certified Public Accountants

704-C EAST MAIN STREET ♦ MOORESTOWN, N.J. 08057 ♦ (856) 235-0600 ♦ FAX (856) 778-5451

To the Board of Directors
D. M. Keck & Company, Inc.
Cherry Hill, New Jersey

We have audited the accompanying balance sheet of D. M. Keck & Company, Inc. d/b/a Discount Muni Brokers as of December 31, 2004 and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of D. M. Keck & Company, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 15C3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodworth & St. John, L.L.C.
Certified Public Accountants

February 22, 2005

D. M. KECK & COMPANY, INC
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS				
Cash				294,417
Commissions receivable - clearing broker				121,494
Interest receivable				2,510
Loan to officer				5,645
Loan to employees				9,739
Prepaid expenses				6,513
Prepaid corporation taxes				80
Notes receivable - officers				50,000
				490,398
PROPERTY AND EQUIPMENT	***Cost***	***Accumulated Depreciation***	***Net Book Value***	
Office equipment	13,524	13,524	0	
Furniture and fixtures	12,372	12,285	87	
Equipment under capital lease	78,630	60,295	18,335	
Data processing equipment	57,530	56,494	1,036	
	162,056	142,598		19,458
OTHER ASSETS				
Lease deposits			969	
Security deposit			4,309	5,278
				515,134

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
Note payable - line of credit		50,000
Capital lease obligatons		13,616
Accounts payable		43,121
Accrued payroll		23,202
Accrued corporate income taxes		16,565
		146,504
NON CURRENT LIABILITIES		
Capital lease obligatons		16,967
STOCKHOLDERS EQUITY		
Common stock (10,000 shares authorized, 2,266 issued and outstanding)	349,719	
Less, treasury stock	(12,500)	
Retained earnings	14,444	351,663
		515,134

"The Accompanying Notes Are An Integral Part of This Financial Statement"

D. M. KECK & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Principal transactions	2,470,245
OPERATING EXPENSES	
Group insurance	55,372
Clearing fees	246,325
Salaries	1,413,948
Payroll taxes	90,115
Regulatory fees	16,855
	1,822,615
GENERAL AND ADMINISTRATIVE EXPENSES	
Advertising and promotion	14,810
Bank charges	1,158
Cable and internet expense	14,740
Communications and data processing	122,872
Depreciation	13,029
Dues and subscriptions	3,565
Equipment leasing	2,349
Insurance	11,218
Maintenance and repairs	5,657
Meals and entertainment	102,683
Office expense	8,269
Payroll processing	2,207
Professional fees	7,926
Rent	55,536
Supplies	32,494
Telephone	67,918
Travel and lodging	28,495
Utilities	6,531
	501,457
INCOME FROM OPERATIONS	146,173
OTHER INCOME (EXPENSE)	
Interest income	5,137
Life insurance	(8,765)
Interest expense	(6,700)
Contributions	(675)
INCOME BEFORE TAXES	135,170
INCOME TAXES	
Federal	46,881
State	16,502
NET INCOME FOR THE YEAR	71,787

"The Accompanying Notes Are An Integral Part of This Financial Statement"

OATH OR AFFIRMATION

I, Patricia Keck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Discount MuniBrokers, as of December, 20 04 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL E. TOMMASINO
ID # 2323830
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/11/2010

Michael E. Tommasino

Notary Public

Patricia Keck

Signature

Sr VP

Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*